Exhibit 17

Héctor J. Vázquez
220 Domenech Avenue, San Juan PR 00918

May 14, 2008

Mr. José Gil de Lamadrid
Chairman of the Board
Oriental Financial Group Inc.

Dear José:

It is with deep regret that I notify you of my decision to resign as a member of the Board of Directors of Oriental Financial Group Inc. and Oriental Bank and Trust effective on the date of this letter.

As I have informed you, my resignation is necessitated by having accepted a new professional commitment which prevents me from continuing to serve on the Boards.

I sincerely appreciate the trust with you and the Board placed in me by first electing and subsequently nominating me for election by the Company’s shareholders at their upcoming annual meeting. My experience serving on the Boards have been very rewarding. I will certainly miss being part of first rate Boards with a world class corporate governance environment.

Please convey my thanks and appreciation to fellow Board members and the Company’s management for their support, and for understanding the career decision I have made. I wish them all continued success.

Sincerely,

/s/  Héctor J. Vázquez